SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Period: Aug 14, 2004 - Oct 28, 2004

WMC RESOURCES LTD

ACN 004 184 598

Level 16, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ❑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ❑        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases made during the period Aug 14, 2004 - Oct 28, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

WMC RESOURCES LTD

By:	/s/ R.E. Mallett
Name:	R.E. Mallett

Title:	Assistant Company Secretary

Date:	28 October 2004

To:	The Manager
Announcements
ASX Company Announcements Office

Public Announcement 2004-24

Dividend Reinvestment Plan Allotment and Associated Share Purchase

We wish to advise that 7,190,676 WMC Resources Ltd (“WMC”) shares have been allotted to shareholders participating in the company’s Dividend Reinvestment Plan (“DRP”) today at a price of $4.89 per share. These 7.2 million shares represent around 0.6% of WMC’s shares on issue.

The DRP price is based on the average market price for shares traded on the ASX during the 7 trading days from 7 - 15 September 2004 inclusive. Approximately 17.9% of the company’s 2004 interim dividend has been reinvested under the DRP.

The company has decided to introduce the flexibility to purchase up to 7.2 million WMC shares to offset the dilution from the allotment of the DRP shares. Any purchase would be undertaken by way of an on-market share buy-back which would commence on 14 October, 2004 after the release of the company’s quarterly production review, and would be expected to be concluded by the end of this year.

In accordance with the ASX Listing Rule requirements we attach an Appendix 3C (Announcement of buy-back).

A copy of this announcement can be viewed at WMC’s Internet site at www.wmc.com following its release to the market.

Ross Mallett

Assistant Company Secretary

22 September 2004

WMC Resources Ltd
ACN 004 184 598

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

Appendix 3C

Announcement of buy-back

Rule 3.8A

Appendix 3C

Announcement of buy-back

(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
WMC Resources Ltd	76 004 184 598

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-Market

2	+Class of shares which is the subject of the buy-back (eg, ordinary/preference)	Ordinary shares

3	Voting rights (eg, one for one)	One for one

4	Fully paid/partly paid (and if partly paid, details of how much has been paid and how much is outstanding)	Fully paid

5	Number of shares in the +class on issue	1,165,569,957 (includes 7,190,676 shares allotted under the Dividend Reinvestment Plan on 22/09/04)

6	Whether shareholder approval is required for buy-back	No

7	Reason for buy-back	To offset the dilution in WMC’s shares that will result from the allotment of dividend reinvestment plan shares.

+ See chapter 19 for defined terms.
30/9/2001	Appendix 3C Page 1

Appendix 3C

Announcement of buy-back

8	Any other information material to a shareholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)	N/a

On-market buy-back

9	Name of broker who will act on the company’s behalf	UBS AG

10	Deleted 30/9/2001.	N/a

11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	7,200,000

12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	WMC intends to buy-back shares during the period commencing on 14 October, 2004 and concluding on 31 December, 2004.

13	If the company intends to buy back shares if conditions are met - those conditions	N/a

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/a

15	Price to be offered for shares	N/a

+ See chapter 19 for defined terms.

30/9/2001	Appendix 3C Page 2

Appendix 3C

Announcement of buy-back

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/a

17	Number of shares proposed to be bought back	N/a

18	Price to be offered for shares	N/a

Equal access scheme

19	Percentage of shares proposed to be bought back	N/a

20	Total number of shares proposed to be bought back if all offers are accepted	N/a

21	Price to be offered for shares	N/a

22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/a

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date: 22 September 2004
(Assistant Company Secretary)

Print name:	ROSS E. MALLETT

== == == == ==

+ See chapter 19 for defined terms.

30/9/2001	Appendix 3C Page 3

To:	The Manager

Announcements

ASX Company Announcements Office

Public Announcement 2004-25

Please find attached Change of Directors’ Interest Notices (Appendix 3Y) in respect of WMC Resources Ltd Directors Ms Adrienne Clarke and Messrs. Graeme McGregor and John Pizzey, who have acquired additional shares through participation in WMC’s dividend reinvestment plan.

A copy of this notice can be viewed at WMC’s internet site at www.wmc.com following its release to the market.

Ross E. Mallett

Assistant Company Secretary

27 September 2004

WMC Resources Ltd ACN 004 184 598 GPO Box 860K Melbourne Vic. 3001 Australia Level 16 IBM Centre 60 City Road Southbank Vic. 3006 Australia Tel +61 (0)3 9685 6000 Fax +61 (0)3 9685 6115

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	WMC RESOURCES LTD

ABN	76 004 184 598

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ms Adrienne Elizabeth Clarke

Date of last notice	11 December 2002

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/a

Date of change	22 September 2004

No. of securities held prior to change	5,063

Class	Ordinary shares

Number acquired	176 Fully paid shares

Number disposed	N/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.89 per share.

No. of securities held after change	5,239 Fully paid shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotted under Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Appendix 3Y Page 1	11/3/2002

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/a

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	WMC RESOURCES LTD

ABN	76 004 184 598

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Graeme William McGregor

Date of last notice	23 April 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/a

Date of change	22 September 2004

No. of securities held prior to change	5,059

Class	Ordinary shares

Number acquired	176 Fully paid shares

Number disposed	N/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.89 per share.

No. of securities held after change	5,235 Fully paid shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotted under Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Appendix 3Y Page 1	11/3/2002

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/a

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	WMC RESOURCES LTD

ABN	76 004 184 598

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr George John Pizzey

Date of last notice	8 December 2003

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/a

Date of change	22 September 2004

No. of securities held prior to change	7,000

Class	Ordinary shares

Number acquired	243 Fully paid shares

Number disposed	N/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.89 per share.

No. of securities held after change	7,243 Fully paid shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotted under Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Appendix 3Y Page 1	11/3/2002

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/a

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2

To:	The Manager
Announcements
ASX Company Announcements Office

Public Announcement 2004-26

In accordance with Listing Rule 2.7 please find enclosed Appendix 3B, application for quotation of additional securities.

Ross Mallett

Assistant Company Secretary

6 October 2004

WMC Resources Ltd ABN 76 004 184 598 GPO Box 860K Melbourne Vic. 3001 Australia Level 16 IBM Centre 60 City Road Southbank Vic. 3006 Australia Tel +61 (0)3 9685 6000 Fax +61 (0)3 9686 3569

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WMC Resources Ltd

ABN

76 004 184 598

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares.

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,559,876

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

The securities in (2) above comprise of:

a)      1,369,200 shares arising from options which were exercised during the period.

b)      7,190,676 shares allotted under the Dividend Reinvestment Plan at a price of $4.89.

Option exercise prices and expiry dates are detailed in Attachment “A”.

+ See chapter 19 for defined terms.

Appendix 3B Page 1	1/1/2003

Appendix 3B

New issue announcement

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Securities rank equally from date of allotment.

5	Issue price or consideration	Refer to Attachment “A”.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Refer to Item 3 above.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Following allotment of shares

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,166,215,057	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 2

Appendix 3B

New issue announcement

		Number	Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Refer to Attachment “A”.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

Appendix 3B Page 3	1/1/2003

Appendix 3B

New issue announcement

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 4

Appendix 3B

New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Appendix 3B Page 5	1/1/2003

Appendix 3B

New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 6

Appendix 3B

New issue announcement

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

Appendix 3B Page 7	1/1/2003

Appendix 3B

New issue announcement

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	Ross E. Mallett	Date:	6 October 2004
(Assistant Company Secretary)

Print name:	Ross E. Mallett

== == == == ==

+ See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 8

To:	The Manager

Announcements

ASX Company Announcements Office

Public Announcement 2004-27

Release of Quarterly Review

Please find attached for immediate release, Public Announcement 2004-27 covering WMC Resources Ltd’s September 2004 Quarterly Review. The public announcement includes the September Quarterly Review and related statistical supplement together with the CEO’s address to be delivered to the financial markets at 4.00pm this afternoon.

A copy of this public announcement will be published on WMC’s web site at www.wmc.com later this morning.

WMC’s Chief Executive Officer, Mr Andrew Michelmore, will host an audio conference at 4:00pm AEST this afternoon which will be broadcast live from WMC’s web site. An archive of this conference will be available on WMC’s web site from 6pm AEST today.

Ross Mallett

Assistant Company Secretary

13 October 2004

WMC Resources Ltd
ACN 004 184 598

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

HEALTH, SAFETY & ENVIRONMENT

The lost time plus medically treated injury frequency rate ([LT+MT]IFR) for the year to 30 September 2004 continues to be above the 2003 average rate. The severity of incidents, however, (as measured by the number of working days lost per million hours worked) is down on 2003.

Health, safety and environment performance data is also available at:

www.wmc.com/sustainability

WMC RESOURCES SHARE PRICE

ASX Ticker Code: WMR

1/07/2004	30/09/2004

OVERVIEW

Dear Shareholder,

Strong production across our operations in the September quarter places us on track to achieve full year targets.

Reliability improvements, consistent performance and the draw down of surface stocks resulted in record copper production for the three months to September 2004 – with mine performance improving to plan.

Nickel-in-concentrate production increased 20% reflecting record throughput and recovery at Leinster. Production at the Kalgoorlie smelter increased 34% following completion of maintenance activities in June. Nickel metal production remains on track for 2004 targets.

The fertilizer operation returned to capacity production during the quarter with improved performance from the Mt Isa acid plant.

The drilling program to support the Olympic Dam Development Study continued with encouraging early results.

The outlook for 2005 is for increased nickel and fertilizer production, and copper production in line with the current year. Our focus remains on safe, consistent performance and improving returns in a continuing strong market for our commodities.

A G MICHELMORE
Chief Executive Officer
13 October 2004

Note: Unless otherwise stated, comparisons contained in this production report are quarter on previous quarter. Statements, particularly those regarding the possible or assumed future performance, production levels, prices, reserves, divestments, growth or other trend projections are or may be forward looking statements. Actual results, actions and developments may differ materially from those expressed or implied by these forward looking statements depending on a variety of factors including known and unknown risks and uncertainties.

WMC RESOURCES LTD ABN 76 004 184 598

PRODUCTION OVERVIEW

Copper & Uranium

Improved reliability and consistent performance at Olympic Dam drove record copper cathode production for the quarter. Record smelter utilisation of 89% and the draw down of concentrate stocks contributed to record anode production for the quarter. Quarterly cathode production of 61,584 tonnes places WMC on track to deliver planned annual copper production of 220,000 to 230,000 tonnes.

Head grades were lower in the September quarter due to the scheduling of lower grade stopes. We are expecting slightly higher grades for the remainder of 2004 before trending toward the mine reserve average next year.

The uranium SX plant continues to operate well, with another quarter of strong recoveries. Recovery for the quarter was 73%, and a new monthly record of 81% was set in September as a result of process improvements and good head grades.

Gold production increased for the quarter and achieved record production levels for the month of September.

Ore hoisted increased from 8mtpa rates in the previous quarter to 9mtpa rates. Improvements were made in development, drilling, hoisting and backfill performance.

Together, the mine and mill will be ramped up over the next 12 months to achieve 10.5mtpa throughput rates by the end of 2005.

Nickel

Nickel production increased from the previous quarter and places us on track to meet 2004 targets.

Mining operations are now fully established on the upper benches of the new Stage F cutback at Mt Keith. As a result, nickel-in-concentrate production was up 7% on the June quarter.

Production was also higher at Leinster with mill throughput and metallurgical recovery at record levels. This performance was underpinned by record productivity from the Perseverance mine and mining of remnant ore from the Harmony open pit. Processing of Harmony ore is expected to continue through to year end.

The Perseverance 6-11 Level development project is continuing to plan with the new ventilation system commissioned during the quarter.

Overburden removal continued at the new 11 Mile Well open pit near Leinster, to provide ore to replace Harmony in 2005.

Concentrate production at Kambalda was similar to the previous quarter.

Production of matte at the Kalgoorlie smelter returned to normal levels following completion of planned maintenance activities in June.

Production at the Kwinana refinery was slightly lower in July due to the timing of matte deliveries following the smelter maintenance. Output has since returned to full rates and metal production is on track to meet the full year target.

Fertilizers

Consistent performance from the fertilizer operation resulted in a 22% increase in production from the prior quarter. This included a trial production run of 5,300 tonnes of sulphur-impregnated MAP (MAP-S). Following further production trials and initial market development, it is expected that MAP-S will enter regular production by mid-2005.

BUSINESS DEVELOPMENT

Olympic Dam Development Study

The study has progressed well during the quarter with the appointment of the main study contractors and the assembly of the combined WMC/contractor team. Hatch has been appointed as the Managing and Process Contractor, SRK as the Mining Contractor and an Arup led consortium as the Infrastructure Contractor.

The team is working closely with all stakeholders including the South Australian Government which has set up a number of joint working groups to assist, particularly on environmental and infrastructure issues.

Extensive surface drilling is underway for the purpose of resource definition, rock mass characterisation and exploration. Since the beginning of the year, over 46,000 metres has been completed, with results indicating both extensions and continuity of mineralisation in the southern region of the orebody, see below.

Olympic Dam Development Study – Indicative Results

Hole	Mineralised intersection (m)	Depth below surface (m)	Cu (%)	U3O8 (kg/)t	Au (g/t)	Cu equiv*. (%)
RD1407	419	331	1.41	0.37	0.73	2.59
RD1399	458	392	1.20	0.50	0.60	2.58
RD1615	451	349	1.33	0.32	0.65	2.39
RD1617	186	376	1.27	0.44	0.40	2.42
RD1619	314	479	1.56	0.46	0.93	3.04
RD1620	149	362	2.71	0.69	0.85	4.63
RD1623	431	369	1.66	0.48	0.70	3.05
RD1630	191	341	1.13	0.33	1.07	2.41

*	Cu equivalent grade calculated using the following $US prices – Cu: 85c/lb, U3O8: $18/lb, Au: $300/oz, Ag: $5/oz (silver grade not shown)

Nickel Studies

Pre-feasibility work has commenced on the Yakabindie deposit 26km south of Mt Keith. Over 20,000 metres has been drilled to date and metallurgical testwork is underway.

Feasibility work has also commenced on the higher grade Cliffs deposit that lies adjacent to Mt Keith. The feasibility study will include an exploration decline which will enable the rapid development of an underground mine at the completion of the study.

WMC RESOURCES LTD ABN 76 004 184 598

Exploration

WA near mine program

Exploration for nickel in the near mine environment in Western Australia has progressively increased this year. The current focus of work is in the Leinster area, where innovative geophysical techniques are being employed to explore at significant depth, undertake stratigraphic and mineralisation drilling, and apply 3-D data modeling and integration to the identification of target areas. Identification of new mineralisation in the North Cliffs area was a result of this program and has given us confidence that deep penetrating geophysical techniques can be applied successfully in the near mine environment.

North Cliffs

Adjacent to the Cliffs deposit, exploration continued at the North Cliffs project during the quarter. An 8-hole diamond drilling program was completed and intersected up to 4m at 2% nickel (downhole length) at a depth of approximately 600m below surface. Data is currently being compiled for review and planning of further work.

Exploration continued during the quarter in areas adjacent to nickel mining operations in WA, regionally in WA, and at select overseas locations.

WA regional program

Collurabbie

Encouraging results were obtained from the Olympia prospect (Joint Venture with Falcon Minerals - WMC earning 70%) where a reverse-circulation drill intercept of 8m at 1.23% Ni, 1.62% Cu, and 3.84g/t PGE (downhole length) from a depth of 57m below surface was encountered. Follow-up to this result is being planned and will commence in Q4, 2004.

Regional exploration is also underway at Collurabbie and has included reverse-circulation and diamond drilling over several other prospective ultramafic units. This work is in progress and will continue to the end of 2004.

Global exploration

Overseas exploration programs are focussed on nickel sulphide and copper-gold prospects. WMC is either actively exploring, or assessing opportunities, in North America, South America, Africa, and China.

Jinchuan Exploration Co-operation

During the quarter, WMC signed an Exploration Co-operation Agreement with the Jinchuan Group Limited to undertake exploration for nickel sulphides in Gansu province and other areas in China. WMC and Jinchuan will contribute equally to exploration programs. Delineation and assessment of target areas has commenced.

Production Outlook

Production plans for 2005 are expected to deliver increased nickel and fertilizer production, and copper production in line with the current year. First half production at the Kwinana Nickel Refinery will be less than capacity due to higher matte sales commitments.

2005 Indicative production

Commodity	Range
Nickel-in-matte	100,000 – 105,000t
Nickel metal	64,000 – 66,000t
Copper cathode	220,000 – 230,000t
Fertilizer	950,000 – 970,000t

CALENDAR

WMC will release its December Quarterly Review on 18 January 2005. Full year financial results will be released on 9 February 2005.

WMC RESOURCES LTD ABN 76 004 184 598

PRODUCTION SUMMARY

	Quarter ended 30 September 2004	Quarter ended 30 June 2004	Quarter ended 30 September 2003
Olympic Dam Operations
Copper (tonnes of refined copper)	61,584	54,785	35,337
Uranium Oxide concentrate (tonnes)	979	1,020	906
Gold (ounces)	24,597	22,266	16,910
Silver (ounces)	228,294	232,194	113,632

Nickel (tonnes contained nickel)
Kambalda Nickel Operations	7,296	7,058	5,828
Leinster Nickel Operations	12,688	8,639	10,667
Mount Keith Operations	10,353	9,577	13,661
Total nickel-in-concentrate	30,337	25,274	30,156
Total nickel-in-matte	25,120	18,774	27,799
Total nickel metal	16,114	16,893	13,969

Phosphate Hill
Di-ammonium phosphate (tonnes)	197,514	107,677	173,441
Mono-ammonium phosphate (tonnes)	25,944	79,751	27,484
Mono-ammonium phosphate - sulphur (tonnes)	5,347	0	0
Total Fertilizer (tonnes)	228,805	187,428	200,925

A statistical supplement providing a detailed breakdown of WMC production results is on the WMC home page at http://www.wmc.com

WMC RESOURCES LTD ABN 76 004 184 598

Commodity and Currency Hedging

The table below shows both the rates at which the open hedge transactions are contracted with third parties to determine the cash flow impact for each hedge and the fair valued rates for determining the profit and loss impact.

Hedging as at 30 September 2004

Period	Forward Sale of US$		Non-limiting Cover		Profit & Loss Rate A$/US$
	Amount US$m	Cash Flow Rate A$/US$	Amount US$m	Cash Flow Rate A $/US$
2004	57	0.6684	18	0.6402	0.5281

*	The legacy hedges were fair valued at the date of demerger. Consequently, the profit and loss for each hedge will be determined by the difference between a particular hedge’s fair valued rate and the spot price at the date of the hedge’s maturity.

Deferred profits

Profits arising on the close out of the legacy hedge book during 2003 have been deferred and will be recognised during 2004 to 2010 as shown in the tables below.

	Currency (A$m)		Gold (A$m)
	1H	2H	1H	2H
2004				1.0
2005	54.5	60.2	1.2	1.6
2006	37.3	41.8	1.1	1.4
2007	40.5	42.1	1.2	1.6
2008	45.9	44.6	1.1	1.5
2009			1.3	1.7
2010			1.4	1.8

WMC RESOURCES LTD ABN 76 004 184 598

WMC Resources Ltd Quarterly Statistical Supplement - Total Production	Quarter Ended 30 SEPTEMBER 2004

	Quarter ending 30/09/2004		Quarter ending 30/06/2004		Quarter ending 31/03/2004		Quarter ending 31/12/2003		Quarter ending 30/09/2003
COPPER & URANIUM - OLYMPIC DAM OPERATIONS
COPPER	tonnes		tonnes		tonnes		tonnes		tonnes
Ore hoisted	2,269,300		1,932,556		2,260,224		2,575,092		2,281,673

	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %
Ore treated and head grade	2,096,482	2.02	2,100,103	2.36	2,364,103	2.40	1,959,037	2.50	2,151,125	2.45
Concentrate smelted	121,899	49.3	127,979	45.5	110,919	49.6	67,723	50.3	64,322	51.3

	tonnes		tonnes		tonnes		tonnes		tonnes
Copper cathode produced	61,584		54,785		47,974		33,420		35,337

	tonnes	kg/tonne	tonnes	kg/tonne	tonnes	kg/tonne	tonnes	kg/tonne	tonnes	kg/tonne
Uranium oxide concentrate produced & head grade	979	0.63	1,020	0.65	1,205	0.63	898	0.62	906	0.65

	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne
Refined gold produced & head grade	24,597	0.44	22,266	0.46	12,110	0.46	18,904	0.45	16,910	0.46

	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne
Refined silver produced & head grade	228,294	3.88	232,194	5.15	127,190	4.87	164,757	5.11	113,632	4.90

NICKEL

Ore treated and head grade	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %
Kambalda Nickel Operations*	276,929	2.90	251,592	3.08	170,282	3.83	204,016	3.56	178,990	3.62
Leinster Nickel Operations	755,762	1.91	595,408	1.69	676,596	1.95	621,748	2.13	664,652	1.92
Mount Keith Nickel Operations	2,767,455	0.55	2,850,550	0.52	2,673,931	0.61	2,974,189	0.66	2,838,202	0.66

Concentrate produced & concentrate grade	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %
Kambalda Nickel Operations	54,606	13.4	53,364	13.2	42,595	13.9	45,930	14.3	41,821	13.9
Leinster Nickel Operations	107,723	11.8	79,741	10.8	95,425	11.9	93,661	12.1	89,509	11.9
Mount Keith Nickel Operations	42,001	24.6	41,922	22.8	57,212	20.1	70,681	20.6	66,366	20.6

Nickel contained in concentrate	tonnes		tonnes		tonnes		tonnes		tonnes
Kambalda Nickel Operations	7,296		7,058		5,938		6,576		5,828
Leinster Nickel Operations	12,688		8,639		11,308		11,340		10,667
Mount Keith Nickel Operations	10,353		9,577		11,526		14,586		13,661
Total	30,337		25,274		28,772		32,502		30,156

Smelter feed & matte produced (tonnes)	Feed	Matte	Feed	Matte	Feed	Matte	Feed	Matte	Feed	Matte
Kalgoorlie Nickel Smelter	187,745	35,960	149,911	27,046	192,053	39,628	188,631	39,654	194,407	43,688

Nickel contained in matte	tonnes		tonnes		tonnes		tonnes		tonnes
Kalgoorlie Nickel Smelter	25,120		18,774		27,074		27,346		27,799
Matte treated	tonnes		tonnes		tonnes		tonnes		tonnes
Kwinana Nickel Refinery	24,309		24,866		17,989		26,354		20,867

Nickel packaged	tonnes		tonnes		tonnes		tonnes		tonnes
Kwinana Nickel Refinery	16,114		16,893		11,655		17,780		13,969

FERTILIZER - PHOSPHATE HILL

	tonnes		tonnes		tonnes		tonnes		tonnes
DAP	197,514		107,677		166,929		215,412		173,441
MAP	25,944		79,751		59,790		32,839		27,484
MAP-S	5,347		0		0		0		0

Total Fertilizer	228,805		187,428		226,719		248,251		200,925

*	100% purchased feeds

To:	The Manager

Announcements

ASX Company Announcements Office

Public Announcement 2004-28

Please find attached Change of Directors’ Interest Notice (Appendix 3Y) in respect of WMC Resources Ltd Director Mr John Pizzey, who has acquired an indirect interest in WMC shares as a result of a consolidation of his family’s superannuation fund assets.

A copy of this notice can be viewed at WMC’s internet site at www.wmc.com following its release to the market.

Ross E. Mallett

Assistant Company Secretary

14 October 2004

WMC Resources Ltd
ACN 004 184 598

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	WMC RESOURCES LTD
ABN	76 004 184 598

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr George John Pizzey
Date of last notice	27 September 2004

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Pizzey has advised that 7,243 WMC Resources shares have been transferred from an account in the name of Mr Pizzey’s wife into another account in respect of Mr and Mrs Pizzey’s family superannuation fund. As Mr Pizzey is a director of the fund trustee he has acquired an indirect interest in the shares.

Date of change	7 July 2004

No. of securities held prior to change	7,243 Fully paid shares

Class	Ordinary shares

Number acquired	4,047 Fully paid shares

Number disposed	N/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.83 per share.

No. of securities held after change	11,290 Fully paid shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade

+ See chapter 19 for defined terms.

Appendix 3Y Page 1	11/3/2002

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/a

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2

To:	The Manager
Announcements
ASX Company Announcements Office

Public Announcement 2004-29

Investor Site Visit to WMC Operations

From Monday 25 to Thursday 28 October WMC Resources will host a site tour of its copper-uranium and nickel operations for market analysts, fund managers and investors.

The visit co-ordinated by WMC offers participants a chance to tour sites and hear directly from, and ask questions of, senior management on WMC’s operations and business plans. The tour begins at Olympic Dam today with an address from WMC CEO, Andrew Michelmore followed by an overview of Olympic Dam Operations and the Development Study. The group will tour the surface plant and underground mine before leaving Olympic Dam for nickel operations at Mt Keith on Tuesday afternoon and Leinster on Wednesday. The tour concludes with a tour of the Kalgoorlie Nickel Smelter on Thursday.

Copies of all presentations made during the tour will be posted to the WMC website at http://www.wmc.com/investor/sitevisit.htm each day.

Presentation Timetable

Monday 25 October 2004 - Olympic Dam

WMC Overview

Working our assets harder

Copper-Uranium - 2004 Performance

Smelter reliability

Increasing milling and mining rates

Increasing returns - recovery improvement

Increasing returns - mining optimisation

Olympic Dam Development Study - growing the business

WMC Summary

WMC Resources Ltd ACN 004 184 598 GPO Box 860K Melbourne Vic. 3001 Australia Level 16 IBM Centre 60 City Road Southbank Vic. 3006 Australia Tel +61 (0)3 9685 6000 Fax +61 (0)3 9685 6115

Analyst Site Visit to WMC Operations - Presentation Timetable

Tuesday 26 October 2004 Olympic Dam - Mt Keith

Site tour at Olympic Dam

Wednesday 27 October 2004 Mt Keith – Leinster

Nickel Operations

Mt Keith Operations

Leinster Operations

Thursday 28 October 2004 Kalgoorlie

Kalgoorlie Nickel Smelter

Kwinana Nickel Refinery

Nickel business development potential

Ross E. Mallett

Assistant Company Secretary

25 October 2004

To:	The Manager

Announcements

ASX Company Announcements Office

Public Announcement 2004-30

Please find attached media release regarding WMC’s Olympic Dam Development Study.

A copy of this can be viewed at WMC’s internet site at www.wmc.com following its release to the market.

Ross Mallett

Assistant Company Secretary

25 October 2004

WMC Resources Ltd
ACN 004 184 598

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

MEDIA RELEASE

OCTOBER 25, 2004

ENCOURAGING RESULTS MARK NEXT STAGE OF OLYMPIC DAM DEVELOPMENT STUDY

Encouraging drill results, expanding technical options and an improving long term uranium price mark the completion of a successful next stage in WMC Resources Ltd (WMC’s) Olympic Dam Development Study.

On 2003 numbers, Olympic Dam hosts the world’s eighth largest copper and a third of the world’s known uranium resources. The results of drilling to date suggest an expanded resource and more attractive mineralisation in the southern part of the orebody.

Speaking to investors and market analysts at Olympic Dam today, WMC Chief Executive Officer, Andrew Michelmore said, “the results to date of both our technical work and drilling program suggest that either massive underground mining techniques, or an internationally competitive cost base for open pit operations, are very viable options.

“The increasingly strong long term outlook for uranium prices, coupled with the indications from early drilling, are having a positive impact on the study. An expanded Olympic Dam would become the world’s largest uranium producer”, Mr Michelmore said.

The first phase drill results suggest additional mineralisation at a shallower depth. The results indicate the potential for higher grade and higher copper-to-sulphur ratio mineralisation, possibly extending the utilisation of current surface plant operations and allowing an earlier commencement of mining in the southern ore body.

The depth and thickness of mineralisation, along with recent mining technical advancements, opens the way to investigate the lower cost underground option of block caving, with higher production from underground mining than previously thought possible.

“While the results are good, it’s the location of this new mineralisation that is important,” said Mr Michelmore. “It opens the door for an alternate starter pit located at the southern end of the orebody. A pit in this region would potentially be shallower, with earlier production, reduced pre-strip costs and would allow us to keep our existing infrastructure, including the Whenan ore haulage shaft, in operation longer than first anticipated.”

Building on the results so far, WMC is intensifying the drill program and technical work, while the study team has initiated detailed discussion with the South Australian Government on key infrastructure, environmental and logistics requirements.

WMC Resources Ltd ABN 76 004 184 598

GPO Box 860K Melbourne Vic. 3001 Australia

Level 16 IBM Centre 60 City Road Southbank Vic. 3006 Australia

Tel +61 (0)3 9685 6000 Fax +61 (0)3 9686 3569

A decision on the preferred mining option is expected early in 2005, with WMC due to deliver the Development Study findings in early 2006.

A copy of all presentations from the October 25-28 Investor site tour will be available from WMC’s internet site at: www.wmc.com/investor/sitevisit.htm.

For further information:

Media contact:

Troy Hey

Group Manager – Public Affairs

Telephone: (61 3) 9685 6233

Mobile: 0419 502 852

To:	The Manager

Announcements

ASX Company Announcements Office

Public Announcement 2004-31

Conditional Proposal from Xstrata to Acquire WMC

WMC advises that it recently received a conditional proposal from Xstrata to acquire WMC for $6.35 per share in cash by way of a scheme of arrangement.

The Board of WMC carefully considered the proposal and determined that it fails to recognize the current and prospective value of WMC’s assets and the strategic benefits to Xstrata or other potential acquirers. Accordingly the Board declined the proposal to put forward a scheme of arrangement to WMC shareholders.

WMC informed Xstrata that it was willing to have further discussions and that any material improvement in Xstrata’s proposal would be given due consideration in the context of alternatives available to WMC to maximize shareholder value.

Xstrata’s proposal was initially expressed to be indicative, non-binding and conditional. This morning Xstrata advised WMC that its proposal was no longer indicative and non-binding. However, it is still subject to conditions including funding. Shareholders are advised that it is uncertain as to whether the approach will lead to any proposal being put to WMC’s shareholders.

WMC will continue to keep its shareholders fully informed and a further announcement will be made in the event of any material developments.

Contact details:

At WMC:

Troy Hey, Group Manager Public Affairs + 61 3 9685 6233 mobile: 0419 502 852

At UBS:

Peter Scott +61 3 9242 6273

Campbell Stewart +61 3 9242 6318

Peter Horton

Company Secretary

28 October 2004

WMC Resources Ltd
ABN 76 004 184 598

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

To:	The Manager

Announcements

ASX Company Announcements Office

Public Announcement 2004-32

Please find attached media release regarding the outline of WMC’s Nickel Growth Strategy.

A copy of this can be viewed at WMC’s internet site at www.wmc.com following its release to the market.

Ross Mallett

Assistant Company Secretary

28 October 2004

WMC Resources Ltd
ACN 004 184 598

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006

Australia
Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

MEDIA RELEASE

OCTOBER 28, 2004

WMC OUTLINES NICKEL GROWTH STRATEGY

The introduction of alternate processing technology and a regional program of project development and exploration are at the centre of WMC’s nickel growth strategy outlined today.

In an address to the Australian-British Chamber of Commerce in Melbourne today, WMC CEO Andrew Michelmore outlined opportunities to increase nickel production by 25,000 tonnes per annum from 2008/09.

“The extra production will come from the development of a new processing route to treat current and future stockpiles of talc and low grade ores at Mt Keith”, Mr Michelmore said. “A new milling circuit will be combined with the application of Low Pressure Leach technology to treat over 110,000t of nickel already in stockpiles.”

Pilot plant trials for the new nickel leach circuit at Mt Keith are underway in the United States. Product from the leach circuit will be fed directly to expanded capacity at WMC’s Kwinana nickel refinery or sold as a high value intermediate product.

The capital cost of the plant is forecast to be a low US$7-8 per annual pound of nickel production. The testwork and associated engineering studies for the concentrator and leach circuit project will be completed in time for construction in 2006.

“The planned development of the Yakabindie deposit with integrated processing at nearby Mt Keith is set to replace current production from the Kambalda region by the end of this decade,” Mr Michelmore said. “With the addition of the LPL circuit, we expect to cement our position as a major global producer for the long term.”

In addition to the processing and project development plan, WMC continues to actively explore for new nickel deposits to leverage its substantial Western Australian infrastructure.

“The Leinster to Mt Keith belt is one of the richest nickel sulphide belts in the world.” Mr Michelmore said. “While we are working toward discovering the next great nickel province, we will also be using new technology to potentially uncover deeper deposits in this region. Development of new in-house electro-magnetic survey technology is allowing us to see deeper and clearer than previously thought possible.”

An analyst and investor site tour of WMC’s nickel and copper operations finishes in Kalgoorlie today with a detailed overview of WMC’s nickel strategy provided by Executive General Manager Nickel - Alan Dundas.

WMC Resources Ltd ABN 76 004 184 598 GPO Box 860K Melbourne Vic. 3001 Australia Level 16 IBM Centre 60 City Road Southbank Vic. 3006 Australia Tel +61 (0)3 9685 6000 Fax +61 (0)3 9686 3569

A copy of the full presentation is available from WMC’s website at: www.wmc.com/investor/sitevisit.htm.

For further information contact:

Troy Hey

Group Manager – Public Affairs

Telephone: (61 3) 9685 6233

Mobile: 0419 502 852